Filed pursuant to Rule 425 under the
Securities Act of 1933 and deemed filed
pursuant to Rule 14a-12 of the Securities
Exchange Act of 1934
Filing Person: Safehold Inc.
Subject Company: Safehold Inc.
Commission File Number: 001-38122

Transcript of Conference Call Hosted by Safehold, Inc.

August 11, 2022 / 9:30 AM EST

The following transcript of a conference call hosted by Safehold, Inc. on August 11, 2022, at 9:30 AM EST, is filed herewith pursuant to Rule 425 under the Securities Act of 1933. This transcript was prepared by a third party and has not been independently verified and may contain errors.

Event ID: 139848948213

Event Name: Safehold Inc to Discuss Business Combination with iStar Inc Call

Event Date: 2022-08-11T13:30:00 UTC

P: Operator;;

C: Brett Asnas;Safehold Inc.;CFO

C: Jason Fooks;Safehold Inc.;SVP of IR

C: Jay S. Sugarman;Safehold Inc.;CEO & Chairman

C: Marcos Alvarado;Safehold Inc.;President & CIO

P: Haendel Emmanuel St. Juste;Mizuho Securities USA LLC, Research Division;MD of Americas Research & Senior Equity Research Analyst

P: Ki Bin Kim;Truist Securities, Inc., Research Division;MD

P: Richard Charles Anderson;SMBC Nikko Securities Inc., Research Division;Research Analyst

P: Stephen Albert Laws;Raymond James & Associates, Inc., Research Division;Research Analyst

P: Unidentified Analyst;;

+++ presentation

Operator^ Good morning, and welcome to Safehold's conference call. (Operator Instructions) As a reminder, today's conference is being recorded. At this time, for opening remarks and introductions, I would like to turn the conference over to Jason Fooks, Senior Vice President of Investor Relations and Marketing. Please go ahead, sir.

Jason Fooks^ Good morning, everyone, and thank you for joining us today to review the transaction, which we announced this morning. On the call today, we have Jay Sugarman, Chairman and Chief Executive Officer; Marcos Alvarado, President and Chief Investment Officer; and Brett Asnas, Chief Financial Officer. The presentation that we plan to walk through can be found on our website at safeholdinc.com and clicking on the Investors link. There will be a replay of the conference call beginning at 12:30 p.m. Eastern Time today, and the dial-in for the replay is (866) 207-1041 with the confirmation code of 3609137. .

Before I turn the call over to Jay, I'd like to remind everyone that statements in this earnings call, which are not historical facts, will be forward-looking. Safehold's actual results may differ materially from these forward-looking statements, and the risk factors that could cause these differences are and will be detailed in our SEC reports and filings that we make in connection with the proposed transaction. Safehold disclaims any intent or obligation to update these forward-looking statements, except as expressly required by law. Now with that, I would like to turn the call over to Chairman and CEO, Jay Sugarman. Jay?

Jay S. Sugarman^ Thanks, Jason. Good morning, everyone. It's been just over 5 years since we launched Safehold and created the modern ground lease industry. Since then, the platform has grown significantly to almost $6 billion and many important milestones have been met along the line. Today, we take another major step forward with this transformative transaction and set the foundation for the next exciting phase of growth for Safehold and the modern ground lease revolution. We prepared a deck. We'll go through it.

Let's start on Slide 3. The headline is Safehold and iStar are combining to create the first largest and only self-managed pure-play ground lease company in the public markets. We'll keep operating under the name Safehold Inc. But for clarity on today's call, we'll sometimes refer to the new combined company as new Safehold. In simple terms, we're internalizing our management platform and diversifying our shareholder base.

This does 3 things: it gives new Safehold an in-house dedicated management team and control of the intellectual property related to the ground lease business. It allows us to capture meaningful savings as we continue to scale giving us a more efficient and stable cost structure versus the external management structure. And it enhances our access to capital, both debt and equity, by more than doubling our free float, diversifying our shareholder base and addressing some of the structural concerns we've heard from equity investors, credit investors and the rating agencies. We're also very pleased to announce that concurrent with this transaction, MSD Partners will be making a large strategic investment in both Safehold and Caret. This is a strong signal about the future of our platform, and we're delighted to have such a respected investor join us for the next step in our progression.

All right. Let's walk through the steps we'll take to execute the transaction on Slide 4. Let's first start with what Safehold will do. As I mentioned before, as a result of the transaction, Safehold will effectively acquire the management platform for -- from iStar by issuing approximately 1.2 million new shares to iStar and assuming $100 million of iStar's LIBOR+ 150 Trust Preferreds due 2035, bringing in total internalization consideration to approximately $150 million.

Second, Safehold will start building a fund management capability by acquiring iStar's GP interest in 2 ground lease ecosystem funds, the ground lease+ and leasehold loan funds that have been funded to date by iStar in sovereign wealth fund. Safehold will also acquire iStar's LP interest in the funds, but we intend to sell those down to other investors while retaining the GP position. And third, we will enter into certain transitional arrangements with iStar SpinCo, which we'll talk about SpinCo in a second. Specifically, Safehold will provide a well collateralized term loan and be the external manager of SpinCo, earning management fees, and interest over the next several years, while SpinCo assets are monetized.

Let's turn to iStar. Prior to the closing of this transaction, iStar will retire all its senior and secured bonds and all this preferred equity. So New Safehold will not take on any of iStar's debt or preferred equity other than the $100 million of long-dated low-cost trust preferreds I mentioned earlier.

iStar will also settle with long-term incentive plans, iPIP, using its shares of SAFE, further aligning management with Safehold's future success. And thirdly, iStar will spin out all its remaining non-ground lease assets as well as $400 million of SAFE stock into a separate publicly traded company, which for now we're referring to as SpinCo. As I mentioned, new Safehold will manage SpinCo and help facilitate the orderly monetization of these assets.

So in terms of ownership, today, iStar is a single shareholder owning 65% of the outstanding shares of Safehold. After the transaction, SpinCo will own approximately 14% of new Safehold. The individual shareholders of iStar were on approximately 37%, MSD will own approximately 9%, management will own approximately 6%, and Safehold shareholders' interest will remain approximately the same at 34% of the combined company. We're anticipating this transaction will close towards the end of the year or the first quarter of 2023, but we also have 2 90-day extensions in the event they are needed.

All right. Let's turn to the benefits of the transaction on Slide 5. And this is really the key for the transaction. Over the last 5 years, the existing architecture that we've created between Safehold and iStar was a competitive advantage in helping accelerate Safehold's early growth. Now the goal is to best position the platform going forward and create a corporate structure that will enable Safehold's ground lease business to grow to its full potential. We think this transaction achieves that goal. The net result is a better Safehold with a better corporate structure, better cost and economics and a better debt equity profile. In sum, a better positioned company to continue to scale and expand our market-leading platform. Focusing on some of these key benefits. This structure enhances the governance of Safehold by more widely distributing share ownership and voting power expanding the number of independent directors and better aligning the management team.

From an earnings perspective, the transaction will significantly lower the long-term cost structure of the business when compared to the projected cost that would incur under the external management structure. And lastly, this transaction will improve Safe's ability to reach a broader universe of debt and equity investors. And this might be one of the most impactful benefits.

On the equity side, here's what happens. The free flow should potentially more than double with the distribution of a significant portion of iStar's Safehold shares. The external structure concerns go away. MSD Partners becomes one of our largest shareholders and Caret as a major investment in a substantial mark. All of these are big positives. The impact on our debt profile is equally important. The transaction is addressing key ratings drivers, which the agencies have laid out on the path to Safehold credit upgrades. As a result, Moody's this morning has put Safehold's credit on positive outlook, opening the door to a potential upgrade to become an A credit as we deliver on the benefits of the announced transaction.

Let me finish up on Slide 6. Just noting the internalization will keep at the helm here, the same management team that's been driving SAFE success over the past 5 years. Prior to the closing of the transaction, iStar will distribute to management a portion of its shares of SAFE and satisfy fully of long-term incentive plans, which will further enhance the alignment between management and new Safehold success. We estimate that the Board and the executive team will collectively own approximately 6% of the shares outstanding going forward.

And with that, let me turn it over to Marcos. Marcos?

Marcos Alvarado^ Thank, Jay. On Slide 7, let's go into more detail with respect to the cost savings we will generate through this transaction. While Safehold's external management agreement with iStar was a key advantage during our first 5 years, we wanted to capture the economies of scale that kick in as we reach $10 billion in assets and beyond. Under the existing external management agreement, management fees and reimbursable expenses were likely to continue to grow at a sizable pace.

By comparison, the internalized platform will realize meaningful go-forward G&A savings. As you can see on the slide, we presented an illustrative model under identical acquisition and capitalization scenarios, showing how our costs may grow with our current external management agreement as compared to the net G&A costs with our new internalized agreement. In year 1, we expect to realize approximately $3 million of savings, and we expect that savings to grow to more than $25 million annually.

Of course, as Safehold continues to scale beyond that, these savings would be expected to continue into the future. Net G&A costs are net of the management fees we receive for managing SpinCo. On Slide 8, we highlight some of the agreements made to help transition new Safehold's cost structure through the internalization. Because we will be inheriting iStar's existing cost structure, including office leases, contracts, infrastructure and the team necessary to manage the remaining assets at SpinCo, our immediate cost structure isn't in line with that of a pure-play ground lease company.

Our model suggests the $10 billion ground lease company should have overhead of around $50 million to $55 million. To get to that point, we will earn a management fee from SpinCo, which will help us transition to that level over the next few years. The chart here shows what our expected gross G&A will be over the next 2 years and how net of the management fee, our cost represent a steady transition.

The higher first and second year cost also reflects higher stock-based compensation as new Safehold will put in place long-term incentive plans. New Safehold will also make a $100 million term loan to SpinCo secured by $350 million of real estate assets. With a low LTV of less than 20% based on book value of the real estate and the market value of SAFE stock, the term loan has an attractive risk-adjusted return with an 8% current cash coupon and has added structural protection, which will sweep all cash flow that SpinCo has above its $50 million initial cash position as well as reserves.

Moving on to Slide 9. New Safehold will be in a position to launch a new fund management business by acquiring iStar's 53% GP and LP interest in iStar's 2 ground lease ecosystem funds focused on ground lease+ and leasehold loans. These vehicles create a proprietary tool for Safehold to serve our customers and expand the use of ground leases. An adviser has been engaged to help us sell our LP interest with third-party investors but retain our role as the GP with the minority stake.

The Ground Lease+ fund presently consists of 3 assets with a cost basis of $62 million representing iStar's 53% ownership. The expected takeout timing for these assets with Safehold ground leases is expected to be between 2023 and 2025 as these assets hit their milestones. The leasehold loan fund is home for our SAFE-Star transactions, which is our product that provides customers a way to get their full capital structure needs in one place.

This fund presently consists of 4 assets with a book value of $17 million and an unfunded commitment of approximately $150 million, representing iStar's Pro rata 53% ownership. The repayment timing for these loans are also expected between 2023 through 2025. Safehold will effectively pay $79 million in cash for these interests, representing the cost basis of the Ground Lease+ fund and book basis of the leasehold loans, plus we will pay dollar for dollar for any additional funding that iStar does prior to closing.

As Jay mentioned earlier, the strategic investments MSD Partners is making in our company send a strong signal about our potential, and Slide 10 recaps the 2 investments.

First, concurrent with the closing, MSD will buy 100,000 units of Caret from Safehold for $200 per unit, implying a Caret valuation of $2 billion. Notably, this valuation represents a premium to the prior Caret sale earlier this year of $1.75 billion and does not include the redemption option included in the February sale. With just over 63 million shares expected at New Safehold, the implied value of Caret to shareholders should now become much more transparent. In addition, MSD is negotiated to buy 5.4 million shares of SAFE stock from iStar for $200 million or $37 per share. Notably, because these shares are being sold directly by iStar, the sale is nondilutive to Safehold shareholders. Following this transaction, MSD will become one of the largest investors in New Safehold and the largest third-party investor in Caret. MSD will have an observer seat on the Board of NewSafe and serve on the Caret Advisory Committee. We are excited to welcome MSD as part of the Safehold family.

And with that, let me turn it over to Brett, who will talk about how the transaction will further enhance our equity and debt profile. Brett?

Brett Asnas^ Thank you, Marcos. On Slide 11, let me touch on the equity profile highlights of the transaction. As a result of the transaction, we expect to have addressed key obstacles that we have heard from equity investors, a small float, limited liquidity in the stock and the concentrated ownership by iStar. This transaction addresses these concerns, potentially more than doubling the float and materially diversifying our ownership.

Safehold shareholders ownership in New Safehold will remain approximately the same at 34%, but iStar's 65% block will now be more widely held by individual iStar shareholders, SpinCo, MSD and management. Combined with the governance enhancements and internalized management structure, we believe this transaction should meaningfully expand the universe of potential equity investors for New Safehold.

On Slide 12, you can see some of the commentary from the rating agencies, which echo similar sentiments. Following our announcement this morning, Moody's has put our credit on positive outlook, and this now creates a clear path for a single A rating in the future. Fitch has also noted that as we execute on what we have laid out, the benefits could lead to potential ratings momentum. We should also point out that this transaction will have very little impact on our already strong credit metrics. We have talked about the governance aspects of this transaction, which have been significantly altered, and we believe that this new architecture and continued ratings momentum positions us to expand the universe of potential credit investors for New Safehold.

And with that, I'll turn it back to Jay.

Jay S. Sugarman^ Thanks, Brad. So just to wrap up on Slide 13. This transaction makes Safehold a better company. Combination further enhances our position as the preeminent ground lease company with better structure, better economics and better investor profile. And we're very excited to take this next step and show off the full potential of what New Safehold can do. And now we'll be happy to answer any questions you are going to ask.

+++ q-and-a

Operator^ And that comes from the line of Rich Anderson from SMBC.

Richard Charles Anderson^ So you talked about the cost savings and you illustrated it well in the slide deck. But what is the broader impact to earnings per share on hold pre versus post transaction when you take into consideration the issuance of the shares, the assumption of the preferred and so on, what's the bottom line impact that you see from an earnings perspective coming out of (inaudible) here.

Jay S. Sugarman^ Yes, Rich, I think depending on when the transaction closes, we'll have some impact. Obviously, there's some friction cost to getting the transaction done. So a little hard to nail down exactly the impacts in the near term. But what we've tried to do is show the longer-term impacts are quite substantial. So we'll be refining sort of depending on when the deal closes, sort of the 2023 numbers. But I think when we go out to 2024, 2025 and 2026, what's really driving the story here is this better profile on the debt side, wider availability on the equity side.

And candidly, having a very large strategic investor coming into the Caret side of the equation should help unlock some value help us get our cost of capital and our share price where they should be, and that should drive significant growth in earnings on a go-forward basis. So let's see how long it takes to get through the SEC process. The costs are not insubstantial, but get this all closed up. But once we're through that, I think you'll start to see a pretty meaningful impact.

Richard Charles Anderson^ Speaking of MSD. So they're making the investment in the 2 entities, Safehold and Caret. But the Safehold investments at a reasonable discount of 5.4 million shares at $5 -- $4 or $5 discount (inaudible) is essentially over $20 million, which then (inaudible) million is somewhat equivalent to their investment in Caret. So can you dialogue around that, how much the discount offered for the Safehold share was kind of a prerequisite for them to make the care investment?

Marcos Alvarado^ Rich, it's Marcos. So when we shook hands with them, the price was very close to the 10-day VWAP. So I don't think it accurately reflects kind of the transaction dynamics with MSD. And the investments were independently negotiated. So we view them as separate investments.

Jay S. Sugarman^ Rich, there's no underwriter on the shares, but obviously, Bell understands that there would be an underwriting discount available to them if they did it directly. So I wouldn't look at this as like we offered the shares.

Richard Charles Anderson^ Fair enough. And then last question for me. On the SpinCo, is there any consideration given to not have $400 million of shares in there and just distribute that out and even improve the landscape of ownership better? Or do you feel like that kind of element of SpinCo was necessary because this entity may not trade very well coming out of the gate and perhaps needed something of clear value in itself as a publicly traded vehicle? So I'm just curious if any consideration was given to the $400 million being in our SpinCo.

Jay S. Sugarman^ Yes. I think you touched on a couple of good points. One is just the critical mass, just having a handful of assets was probably not the best profile for SpinCo. Look, it's our job to monetize those assets and capture the upside we think still exists there. That's true for both the real estate assets, but it's also true for the Safehold shares. We obviously don't think the current market price reflects full value. We're building this entire transaction around a better SAFE and we think that will benefit iStar's shareholders, both directly and also through SpinCo, they'll have the indirect benefit. So they're going to get the benefits of the transaction one way or the other.

Operator^ Our next question comes from the line of Haendel St. Juste (inaudible).

Haendel Emmanuel St. Juste^ Jay, I guess I wanted to talk with the moody's positive outlook. It sounds like there's certainly an expectation for an upgrade A. I guess what do you think they're waiting for? Any sense of the time line? And how do you estimate the benefit to your cost of -- what would you estimate across the benefit of your cost of debt?

Jay S. Sugarman^ Yes, look, this is a big part of the transaction. It's putting the profile of Safehold, both in the equity world and the debt world, in the best position it can be. We think there is upside on both those sides of the equation. And we're really pleased that the rating agencies have already recognized that this transaction is going to be transformative. It takes away some of the last vestiges of concern that we have heard. So it definitely opens a door in a pathway. I think it would be unfair to say until we get this transaction closed. We expect ratings changes, but I would definitely say they laid out the case for why this is better, why it addresses some of those -- the concerns head on. And I think it puts the profile of the company squarely where we want it to be, which is on a path to single A ratings. From a cost perspective, that is an important part of our business. We're still believe we're in the early innings of what we're building here at Safehold. And I think (inaudible) story. So we will, like you, work very hard to get this transaction closed, Safehold on its future path. And I think having better ratings, it's certainly a big positive from (inaudible) Safehold.

Haendel Emmanuel St. Juste^ And I guess a couple of quick ones on SpinCo. I guess, did you guys -- like you mentioned the $100 million loan but in the rate, but what's the term? And then any sense of the timing of the filing of the documents here related to the transaction. Any sense of when we should expect SEC filings.

Jay S. Sugarman^ Yes. So it's a 4-year term on the loan, the low LTV loan helps wraps up the transaction. I think with the SEC process, we're not only filing on behalf of SAFE and Star, but also on behalf of the new SpinCo. So we don't think it's process we can fully predict the timing of, but we're going to keep pushing as quickly as we can. We think the sooner, the better.

Operator^ Our next question comes from the line of Stephen Laws, Raymond James.

Stephen Albert Laws^ First, Jay, can you talk about in the SpinCo with the land development assets and you've got the new management fee going to save the declines over the next few years. If there's extension on those developments or costs? Can you talk about the risk or how the management fee is structured as you think about that? Or maybe another way to ask is how confident are you around monetizations and resolutions in the SpinCo assets.

Jay S. Sugarman^ Yes, look, we've spent the last couple of years winding through legacy assets and the team has done a great job on that, and we feel confident that will continue. We've always said and highlighted that Asbury Park and Magnolia Green and maybe 1 or 2 other assets are both from a political standpoint and just a process standpoint, trickier to monetize at this point in time, but we fully expect over the next couple of years to be able to extract a lot of value out of those. So I would say in terms of where we're going. It feels to us like 4 years is plenty of time. There is a provision if there are assets left after that for a modest management fee to continue. But I think you'll hear from us our strong preference goal, conviction is around having these all wrapped up in 4 years, if not sooner.

Stephen Albert Laws^ Great. And on the ground lease+, I guess that's typically a new product for SAFE, but I know you've been offering it to start. I don't know if there's been some constraints on growth with it being at Star, but -- can you talk about the opportunities there? Maybe any type of annual run rate volume expectations you expect for the ground leases on construction assets and how that can then feed the traditional business?

Jay S. Sugarman^ Yes. We like that product a lot. We've seen customers respond to it. It has been a little bit constrained. So we have a sovereign wealth partner who has helped build that business with us. We think there are other investors like them who would like to participate. So we're going to work to bring in a new investor to take a fairly large LP interest. And then SAFE, we'd just hold on and focus on the GP portion. I think the opportunity set, Marcos, we think it's reasonably large. It's not something we have really pushed that hard on, but we know customers have responded to it.

Marcos Alvarado^ Yes. I think we think about both the loans and the GL+, hopefully, we could put out a couple of hundred million dollars annually. But again, with our plan to syndicate down our LP interest and just retain the GP interest, it will be a small portion of SAFE's go forward balance sheet.

Operator^ Our next question comes from the line of Juliano Torre Truist Securities.

Unidentified Analyst^ Yes. As a credit analyst, I definitely appreciate the effort to simplify the structure here. So now that you're going to have a more traditional, let's say, corporate structure including internally managed business, how do you see your business being comparable to other real estate investment trust sectors. I am asking this because as much as our structure is innovative, of course, there is still the fact that you are stead-alone in your sector. So how do you see your business now going forward comparable to other different parts of the REIT sector like retail, industrial, offices and so on?

Jay S. Sugarman^ Yes. Thanks for the question. We are a large diversified player across the top 30 cities in the country. We think the addressable market for our business is upwards of $7 trillion. As you mentioned, we are the market leader and want to be comparable to leaders in other sectors of the REIT world that have market caps of $25 billion, $50 billion, $100 billion, we think that kind of potential exists for Safehold in the modern ground lease sector. In terms of the simplification of the structure, Hopefully, it allows people to focus on the underlying values of the portfolio.

We continue to stress the 2 separate components. One is in effect, the ultra-high-grade cash flow stream and have given relevant benchmarks for how to value that. And then we have a fairly large and growing portfolio of real estate, what we call UCA or Caret. And for us, that is the second component of value and certainly the Dell investment and hopefully, in the future, other investors will help put a very strong mark on that, that people can use to help value the 2 components of Safehold. We don't have an NAV perspective, but we do have intrinsic value in each of those components that is very logically and rationally created, and we think more and more investors will be able to do this simple math and see why we think that the share price today is dramatically undervaluing the intrinsic value of the 2 components of the business. .

Operator^ (Operator Instructions) We have a question from the line of Ki Bin Kim, Truist.

Ki Bin Kim^ This is Ki Bin. On the SpinCo part of this transaction, I'm just curious at this high level, why even a SpinCo and why include $400 million of Safehold stock in that SpinCo?

Jay S. Sugarman^ Yes. Obviously, from a Safehold perspective, not part of the go-forward Safehold story. But from an iStar perspective, I think the kind of what Rich said, which is the special committees want is to create an entity that would have liquidity that would have some ability to be a critical mass. So I think the upside potential on the shares that are being created in the new Safehold as well as the ability to wind out the process with some of the longer-term legacy assets. in a vehicle that can stand on its own, but it's a strong balance sheet and strong asset base, really helped the deal come together. I'm sure all the alternatives that were considered ultimately trying to find a measure of balance for shareholders over I start to get maximum returns with appropriate liquidity. And I think this is probably the best solution to achieve both of those goals.

Ki Bin Kim^ Okay. And on the management, the iPIP program, I realize there's -- I think there's, [rate us 2] right? So within Safehold and within iStar. I'm just curious, what is the total shares being offered to or given to the management team as part of the internalization process? And how does that compare to the -- at least on the Safehold side, the 3x the kind of trailing 12-month annual management fee and that should equal about $52 million.

Jay S. Sugarman^ Yes. The iPIP program is only at iStar. It's been in place since the end of 2012. It reflects returns across all investments made since that time. Looked recently, but those iPIP pools have generated, I think, typically north of 20% returns on a levered basis over the last decade. That value building up will be settled at the closing this transaction in the form of SAFE shares. And I think all told it will probably be in the range of 3 million, 3.5 million shares out of the 42 million that iStar will own. So I think it probably provides the best continuing alignment of interest. The Board also has the ability to settle those in cash. But I think, obviously, settling in Safehold shares is a lot more aligning.

Ki Bin Kim^ And just to go back to Richard's question on the MSD part of the transaction. So I mean, the math is that they're getting a $30 million discount on Safehold shares during investing $20 million -- I know it's not -- maybe it wasn't intended way, but there investing $20 million to CARETs'. But in effect, it doesn't really have skin in the game, right, on the Caret side of it. And similar in vein with the Fifth Wall transaction, where they had that put option. So on one can argue that how much skin do they have in the game. So I'm just curious, like what other transactions are you considering to maybe prove out the value of the Caret program whereby new investors might have a little bit more skin in the game?

Jay S. Sugarman^ Yes. Look, at least with respect to this transaction, we believe MSD thinks they have real skin in the game negotiated very hard for the Caret position. We were not willing to sell a lot of it there. So I don't think they believe what the transaction is free. This is a material investment with a long-term belief that Caret is a substantial asset, a unique asset that has tremendous upside in value. Certainly, that's the reason Safehold did the transaction. We did not sell shares to them from Safehold. The Star transaction was negotiated at a point in time where the stock was more reflective of the price of $37. Certainly, if you put an underwriter discount on where the stock traded in July, you're going to get to that number. So I guess the characterization doesn't feel quite right to us to say somehow there was a discount price to today's price. Go back and look at July's price, put in any kind of underwriter's discount on it. And I think you'll see why the 2 separate transactions should be looked at that way. But Certainly, Dell is a sophisticated investor. We expect and have had conversations with other sophisticated investors that give us a lot of confidence, that Caret is becoming a very, very meaningful asset in a lot of people's eyes.

Whether that -- those are the types of transactions that will translate into the full value. We're going to take it step by step. The first transaction was $1.750 billion with some downside protection, as you point out. This transaction has no downside protection. It is a straight investment, slightly higher value, $2 billion. And we would certainly hope in the future, there'll be further transactions at higher values. So at least at this point, we think we're on a very powerful path. We can tell you we think it's Caret worth a lot more. But step by step, we will continue to point through that full valuation. Meanwhile, we've seen Caret and UCI continue to grow fairly dramatically. And so we're very happy with the path we're on and we have lots of conversations that suggest to us we're in a good place. .

Operator^ We have a question from the line of Rich Anderson, NBC.

Richard Charles Anderson^ Just 2 follow-ups. Jay, I think you can fill in the blanks for me, but I missed the logic on the $37 for MSD shares I'm looking at a Safehold stock chart, and it never gets anywhere near $37. I understand the rating discounts and all that, but in July, you found out in the $44 range. So are you saying the $37 is appropriate discount to $44 at this time? Or is there a nuance that I'm missing that I didn't hear (inaudible) when you were just speaking to that previous question.

Jay S. Sugarman^ Yes. I'm not sure. I've seen the 30-day VWAP chart. So I'm not sure what number you're looking at, but I think we're $40 range and put an underwriter discount on that, we're getting the $37. .

Richard Charles Anderson^ I'll take it offline. And then the second follow-up is, I see -- sorry, what's that Mark?

Jason Fooks^ I was just saying in the middle of July, it was already at like $38. So (inaudible)

Richard Charles Anderson^ Okay. And maybe something different. I apologize for that. Second question, on the leverage, you show debt-to-book equity 1.76x, if I remember correctly in the slide deck, post transaction. To what degree are the rating agency, it sounds like they're on board. But that presumes a debt-to-market cap well in excess of what the wheat average would be well over 50% if you look at it that way. But to what degree the rating agencies still allow for that metric as reasonable in consideration for the safety of the stream of ground leases? Is there any change pre or post transaction that will cause the rating agencies to look at you a little bit differently in consideration of the fact that you're going to have some noise out of the gate with the SpinCo and the cost and all that sort of stuff? So I just wanted to get (inaudible) from you.

Brett Asnas^ Rich, it's Brett. Yes, we walked through the transaction with them. And then those discussions explain the time line of the expectations of originations, capital raising, et cetera. And over time, we expect to continue to stay in a sustained leverage position below 2x. That's what we stated when we started this business 5 years ago, what we've exhibited to date, and that's what we've said we'd do going forward.

As far as your question on debt-to-market caps or comparatively to other REITs. I would say that, a, we're -- or the land underneath assets. So the asset risk profile is inherently different when talking about 0% to 40% of an asset versus 0% to 100% equity risk. And we are rated as a nonbank financial. So I think the better comps and if you look to their debt-to-equity profiles across towers, data centers, other lessors, those are probably more appropriate in terms of the actual businesses that they're running as opposed to us since we're not a traditional equity REIT operating, owning, managing, designing, real estate that's not our business. So I think the framework is really important to understand how you're looking at it, which the agencies and investors are doing.

Richard Charles Anderson^ Fair enough. And by the way, I was handed a relative chart on that first question. So that's why it's sounding confused. So apologize for that.

Jay S. Sugarman^ I wish it was at $44, Rich, it should be [$440], but look at their (inaudible) really about creating a better Safehold. You know we think the stock is dramatically undervalued even on the cash flow side, but cash flow and Caret combined. So the focus of the deal was to create a go-forward company that can really realize the full potential and give more investors and creditors a chance to participate. We think this does that. But look, we're going to work really hard to make sure by the time it's closes that the share price reflects more fully to value.

Operator^ And at this time, there are no other questions in queue.

Jason Fooks^ Okay. Great. Thank you for joining us. And if anyone should have additional questions on today's announcements, please feel free to contact me directly. Rose, would you give the conference call replay instructions once again? Thanks.

Operator^ Certainly. Ladies and gentlemen, this conference will be available for replay after 12:30 p.m. Eastern today through August 27, 2022 at midnight. You may access the AT&T replay system at any time by dialing (866) 207-1041 and entering the access code of 3609137. Again, the phone number is (866) 207-1041 and the access code is 3609137. That concludes our conference today. Thank you for your participation and for using AT&T conferencing service. You may now disconnect.

Forward-Looking Statements

Certain matters discussed in this document may be forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We have tried, whenever possible, to identify these statements by using words like “future,” “anticipate,” “intend,” “plan,” “estimate,” “believe,” “expect,” “project,” “forecast,” “could,” “would,” “should,” “will,” “may,” and similar expressions of future intent or the negative of such terms. These statements are subject to a number of risks and uncertainties that could cause results to differ materially from those anticipated as of the date of this release. Actual results may differ materially as a result of (1) the ability to consummate the announced transactions on the expected terms and within the anticipated time periods, or at all, which is dependent on the parties’ ability to satisfy certain closing conditions, including the approval of SAFE’s and STAR’s stockholders, completion of the Spin-Off, sales of assets and other factors; (2) any delay or inability of the combined company and/or SpinCo to realize the expected benefits of the transactions; (3) changes in tax laws, regulations, rates, policies or interpretations; (4) the value of the combined company shares to be issued in the transaction; (5) the value of SpinCo's shares and liquidity in SpinCo's shares; (6) the risk of unexpected significant transaction costs and/or unknown liabilities; (7) potential litigation relating to the proposed transactions; (8) the impact of actions taken by significant stockholders; (9) the potential disruption to STAR’s or SAFE’s respective businesses of diverted management attention, and the unanticipated loss of key members of senior management or other employees, in each case as a result of the announced transactions; and (10) general economic and business conditions that could affect the combined company and SpinCo following the transactions. Risks that could cause actual risks to differ from those anticipated as of the date hereof include those discussed herein, those set forth in the securities filings of STAR, including its most recently filed Annual Report on Form 10-K, and those set forth in the securities filings of SAFE, including its most recently filed Annual Report on Form 10-K.

Each of STAR and SAFE also cautions the reader that undue reliance should not be placed on any forward-looking statements, which speak only as of the date of this release.  Neither STAR nor SAFE undertakes any duty or responsibility to update any of these forward-looking statements to reflect events or circumstances after the date of this report or to reflect actual outcomes.

Additional Information and Where You Can Find It

In connection with the proposed transactions, STAR will file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of STAR and SAFE and that also will constitute a prospectus for the shares of STAR Common Stock being issued to SAFE’s stockholders in the proposed Merger.  In addition, SpinCo will file with the SEC a Form 10 registration statement that will register its common shares.  STAR, SAFE and SpinCo also may file other documents with the SEC regarding the proposed transactions. This document is not a substitute all for the joint proxy statement/prospectus or Form 10 registration statement or any other document which STAR, SAFE and SpinCo may file with the SEC. INVESTORS AND SECURITY HOLDERS OF STAR AND SAFE, AS APPLICABLE, ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS, THE FORM 10 REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and security holders may obtain free copies of the joint proxy statement/prospectus and the Form 10 registration statement (when available) and other documents filed with the SEC by STAR, SAFE and SpinCo through the web site maintained by the SEC at www.sec.gov or by contacting the investor relations departments of STAR or SAFE at the following:

iStar, Inc.

1114 Avenue of the Americas

39th Floor

New York, NY 10036

Attention: Investor Relations

Safehold, Inc.

1114 Avenue of the Americas

39th Floor

New York, NY 10036

Attention: Investor Relations

This document is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. This document is not a substitute for the prospectus or any other document that STAR, SAFE or SpinCo may file with the SEC in connection with the proposed transactions. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

STAR, SAFE and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions. Information regarding STAR’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in STAR’s definitive proxy statement for its 2022 annual meeting, which is on file with the SEC. Information regarding SAFE’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in SAFE’s definitive proxy statement for its 2022 annual meeting, which is filed with the SEC. A more complete description will be included in the registration statement on Form S-4, the joint proxy statement/prospectus and the Form 10 registration statement.